

January 15, 2016

Mail Stop 4720

<u>Via E-mail</u>
Mr. Mark A. Turner
Chief Executive Officer
WSFS Financial Corporation
500 Delaware Avenue
Wilmington, Delaware 19801

      Re: WSFS Financial Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed March 16, 2015
             File No. 001-35638

Dear Mr. Turner:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Kevin W. Vaughn

                            Kevin W. Vaughn
                            Accounting Branch Chief
                            Office of Financial Services